Exhibit 99.1

Sapiens Recognized as a Decision Management Sample Vendor in the 2019 Gartner Hype Cycle for Legal and Compliance Technologies

Sapiens cited in Hype Cycle for Legal and Compliance Technologies for Decision Management

Holon, Israel – January 21, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions, announced today that Sapiens has been cited as a “Sample Vendor” in the Gartner 2019 Hype Cycle for Legal and Compliance Technologies for Decision Management.*

Sapiens Decision (formerly called Sapiens DECISION) is a unique solution that allows the business to manage their business decision logic. This capability effectively addresses the pain and complexity of determining and then translating data and business rules used to make business decisions into operational code with speed and accuracy to manage the business.

“We are pleased to have been included in the Gartner Hype Cycle,” said Harold Westervelt, managing director of Sapiens Decision. “We believe we are shaping the future of decision management and this recognition validates the depth and breadth of our innovative offering. By automating business processes and bridging the gap between IT and the business, Sapiens Decision continues to help streamline operations and reduce costs across all verticals.”

The Hype Cycle for Legal and Compliance Technologies covers a wide variety of innovations, including technology applications and platforms, concepts, methods and disciplines that will influence the roles and priorities of legal and compliance leaders over the next decade and beyond.

In the Hype Cycle for Legal and Compliance Technologies published in November 2019, Gartner noted, “Decision management improves the design and software engineering process for systems that use prescriptive analytics by focusing attention on the business goals, requirements, decisions and sub decisions before jumping into detailed analytics and rules. Early use of decision management was concentrated in insurance and loan underwriting, mortgage approval, resource allocation, logistics, and public-sector applications, such as approving permits and determining welfare and taxes. More recently, it spread into other data- and logic-intensive applications, particularly customer experience management, compliance, fraud detection and risk management.”

Sapiens Decision, used by top-tier financial institutions and insurers, enables businesses to model, test and verify their business logic, independent of implementation technology. Many of the world’s leading organizations are using Sapiens Decision to author, manage and automate the operational, policy and regulatory decisions made on a regular basis.

*Source: Gartner, Hype Cycle for Legal and Compliance Technologies, 2019, Jim Murphy, 11 November 2019. The company is cited as “Sapiens International” in the report.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com